AMBASSADOR LETTERHEAD TOP



APRIL 2, 1998


Dear Stockholder:


     You are cordially invited to attend the Special Meeting of Stockholders (the "Special Meeting") of Ambassador Apartments, Inc. ("Ambassador") to be held on April 30, 1998 at 9:00 a.m., local time, at 77 West Wacker Drive, Chicago, Illinois 60601. As described in the enclosed Proxy Statement/Prospectus, at the Special Meeting, the stockholders of Ambassador will be asked to consider and vote upon the adoption, approval and authorization of an Agreement and Plan of Merger, dated as of December 23, 1997 and supplemented by letter dated as of March 11, 1998 (the "Merger Agreement"), among Apartment Investment and Management Company ("AIMCO") and Ambassador, and the transactions contemplated thereby.



     Pursuant to, and subject to the terms and conditions of, the Merger Agreement, Ambassador will be merged with and into AIMCO (the "Merger"). In the Merger, each holder of the common stock, par value $.01 per share, of Ambassador (the "Ambassador Common Stock") will receive for each share of Ambassador Common Stock, that number of shares of AIMCO Class A Common Stock, par value $.01 per share ("AIMCO Common Stock"), equal to the quotient (rounded to the nearest 1/1000) (the "Conversion Ratio") determined by dividing $21.00 by the AIMCO Index Price (as defined below). The term "AIMCO Index Price" means the aggregate of the average of the high and low sales prices of AIMCO Common Stock, as reported on the New York Stock Exchange ("NYSE"), on each of the twenty consecutive NYSE trading days ending on the fifth NYSE trading day immediately preceding the effective time of the Merger (the "Effective Time"), divided by
20. If the Conversion Ratio calculated pursuant to the foregoing is greater than 0.583, then, at AIMCO's option, the Conversion Ratio to be used shall be either the Conversion Ratio as calculated pursuant to the foregoing or 0.583 (so long as the Merger would continue to qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code")). If AIMCO opts for the Conversion Ratio to equal 0.583, then, in addition to 0.583 shares of AIMCO Common Stock, AIMCO will pay to each holder of Ambassador Common Stock, for each share of Ambassador Common Stock held by such stockholder, an amount in cash equal to (i) $21.00 minus (ii) the product of the AIMCO Index Price and
0.583. On March 27, 1998, the closing price of AIMCO Common Stock on the NYSE was $38.5625. Ambassador stockholders are urged to obtain current market quotations for the AIMCO Common Stock.



     The Ambassador Board of Directors has carefully reviewed and considered the terms and conditions of the proposed Merger. THE BOARD OF DIRECTORS BELIEVES THAT THE TRANSACTIONS CONTEMPLATED THEREBY ARE FAIR TO AMBASSADOR STOCKHOLDERS, HAS APPROVED THE MERGER AGREEMENT AND THE MERGER, AND HAS RECOMMENDED THAT STOCKHOLDERS VOTE FOR APPROVAL, ADOPTION AND AUTHORIZATION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.



     Prior to the Effective Time, the Board of Directors of Ambassador will call for redemption all of the outstanding shares of Ambassador Class A Senior Cumulative Convertible Preferred Stock ("Ambassador Preferred Stock") in accordance with, and at a redemption price equal to the amount set forth, in
Section 8(a) of the Articles Supplementary of Ambassador with respect thereto ($27,000,000, plus accrued and unpaid dividends through May 1, 1998, assuming the Effective Time is on that date) to be effective simultaneously with, and to be conditioned upon, the Effective Time.


                          AMBASSADOR LETTERHEAD BOTTOM

     The accompanying Proxy Statement/Prospectus provides a detailed description of the Merger Agreement and other information regarding matters to be considered at the Special Meeting. A copy of the Merger Agreement is attached to the Proxy Statement/Prospectus as Appendix I. SPECIAL NOTE SHOULD BE TAKEN OF THE RISK FACTORS RELATING TO THE PROPOSED MERGER, WHICH ARE DISCUSSED BEGINNING ON PAGE 22 OF THE ATTACHED PROXY STATEMENT/PROSPECTUS.


     The investment banking firm of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") has delivered its opinion to the Board of Directors, dated December 22, 1997, to the effect that, as of such date and based upon the assumptions made, matters considered and limits of review set forth therein, the consideration to be received by the holders of Ambassador Common Stock (other than AIMCO and its affiliates) in the Merger is fair to such stockholders from a financial point of view. A copy of Merrill Lynch's opinion is attached to the Proxy Statement/Prospectus as Appendix II.



     Your vote on these matters is very important. Approval of the Merger requires approval and authorization by holders of at least 66 2/3% of the outstanding shares of Ambassador Common Stock and Ambassador Preferred Stock, voting together as a class, so a failure to vote is equivalent to a vote against the Merger. AIMCO owns 8.3% of the Ambassador Common Stock and has agreed to vote in favor of the Merger. We urge you to review carefully the enclosed materials and to return your proxy promptly. STOCKHOLDERS WITH QUESTIONS REGARDING THE MERGER OR OTHER TRANSACTIONS OR MATTERS DESCRIBED HEREIN MAY CONTACT DEBRA A. CAFARO, PRESIDENT OF AMBASSADOR, AT (312) 917-1600.



     Also enclosed please find a copy of Ambassador's Annual Report on Form 10-K for the year ended December 31, 1997.


     Whether or not you plan to attend the Special Meeting, please sign and promptly return your proxy card in the enclosed postage paid envelope. If you attend the meeting, you may vote in person if you wish, even though you have previously returned your proxy.

                                          Sincerely,


                                          David M. Glickman Sig

                                          David M. Glickman
                                          Chairman and Chief Executive Officer